Mail Stop 3561

						April 4, 2006

Mr. George S. Ginsberg, Esq.
Long Beach Acceptance Corp.
One Mack Centre Drive
Paramus, New Jersey  07652

	Re:	Long Beach Acceptance Receivables Corp.
		Amendment No. 2 to Registration Statement on Form S-3
		Filed March 31, 2006
		File No. 333-132202

Dear Mr. Ginsberg:

      We have reviewed your responses to the comments in our letter dated March 10, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Contracts, page S-30

2. We note your response to comment 4 of our letter dated March
10,
2006 and reissue, in part. As you may include delinquent assets in an asset pool as of the cutoff date, please confirm that you will provide delinquency experience in 30 or 31 day increments, as applicable, beginning at least with assets that are 30 or 31 days delinquent through the point that assets are charged off as uncollectible.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 259-6333
	Mr. Howard Schickler, Esq.
	Dewey Ballantine LLP
	Telephone: (212) 259-7008

Mr. George S. Ginsberg, Esq.
Long Beach Acceptance Receivables Corp.
April 4, 2006
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